UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cresap Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

259 N Radnor Chester Rd., Ste. 140
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marisa Welch 610-341-1320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli LLC CPA'S
(Name – *if individual, state last, first, middle name*)

One Bala Ave., Ste. 234	Bala Cynwd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marisa Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cresap Inc., as of December 31st, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
Richard L. Hess, Notary Public
Delaware County
My commission expires July 6, 2022
Commission number 1190414
Member, Pennsylvania Association of Notaries

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESAP, INC.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2020 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR

CRESAP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Cresap, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cresap, Inc.(the "Company"), as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

February 24, 2021

Bala Cynwyd, PA 19004

CRESAP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 1,096,929
Restricted cash	25,501
Receivables from clearing organization	240,116
Receivables from affiliated registered representatives	2,458
Prepaid expenses	38,904
Right of use lease asset, net	150,960
Furniture and equipment, less accumulated depreciation of $253,271	26,241
	$ 1,581,109

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 145,467
Commissions payable	191,657
Payroll taxes payable	10,278
Retention award liability	500,000
Lease liability	156,031
Total liabilities	1,003,433
Stockholder's Equity	
Common stock ; 100 shares authorized; 100 shares issued and outstanding	10
Additional paid in capital	143,120
Retained earnings	434,546
Total stockholder's equity	577,676
	$ 1,581,109

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE	
Commission income	$ 1,895,329
Interest income	260,634
Advisory fees	1,995,824
Mutual fund fees	659,056
Other income	197,395
Total revenue	5,008,238
EXPENSES	
Employee compensation and benefits	855,441
Commissions and floor brokerage	3,557,126
Communications	21,180
Regulatory fees	49,288
Occupancy	99,214
Other operating expense	303,737
Total expenses	4,885,986
Net Income from operations	122,252
OTHER INCOME	
EIDL Grant	7,000
PPP loan forgiven	103,400
Total other income	110,400
Net income	$ 232,652

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2020	$ 10	$ 143,120	$ 421,894	565,024
Distributions to shareholder	-	-	(220,000)	(220,000)
Net income, year ended December 31, 2020	-	-	232,652	232,652
Balances, December 31, 2020	$ 10	$ 143,120	$ 434,546	$ 577,676

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 232,652
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	11,338
PPP loan forgiven	(103,400)
(Increase) decrease in	
Receivables from clearing organization	(39,981)
Receivables due from affiliated representatives	(1,533)
Prepaid expense	15,983
Right of use assets	94,575
Increase (decrease) in	
Accounts payable and accrued expenses	43,578
Accrued commissions	67,163
Payroll taxes payable	3,503
Retention award liability	500,000
Lease liability	(101,074)
Cash provided by operating activities	722,804
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(21,471)
Cash used by investing activities	(21,471)
CASH FLOWS FROM FINANCING ACTIVITIES	
PPP loan obtained	103,400
Distributions to shareholder	(220,000)
Cash used by financing activities	(116,600)
Increase in cash	584,733
Cash equivalents and restricted cash at beginning of year	537,697
Cash equivalents and restricted cash at end of year	$ 1,122,430
Reconciliation of cash, cash equivalents and restricted cash as reported within the statement of financial condition to the amounts in the statement of cash flows:	
Cash and cash equivalents	$ 1,096,929
Restricted cash	25,501
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$ 1,122,430

The accompanying notes are an integral part of these financial statements.

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Cresap, Inc. (the "Company") was incorporated on December 7, 1989 in the Commonwealth of Pennsylvania for the purpose of conducting business as a broker-dealer. On January 16, 1990, 100 shares of common stock were sold to the President and sole stockholder, Mark W. Cresap, III. The Company became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority) on May 11, 1990.

The Company uses a clearing broker-dealer for all customer transactions.

Significant Accounting Policies

Cash

For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks and funds held on account by the Company's clearing broker. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated lives ranging from five to seven years. In 2020 depreciation expense was $11,338.

Securities Transactions

All securities transactions and related commission income and expenses are recorded on the trade date basis as if they had settled.

Mutual Fund Fees

Broker-dealers acting as mutual fund distributors may earn 12b-1 fees, paid by the fund to the broker-dealer to cover distribution expenses which encompass marketing and selling of fund shares.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists of contractually restricted account balances held at the Company's clearing broker.

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 606 Revenue Recognition

The Company classifies its revenues into the following categories:

Mutual fund fees - The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Revenues from the sale of mutual fund products are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients in the form of 12b-1 payments and retrocessions. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly. Monthly 12b-1 fees are recognized as received while quarterly 12b-1 fees are accrued monthly using managements best estimate based on prior quarterly fees received.

Principal transactions–the Company effects riskless principal transactions which are trades executed through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Revenue from riskless principal transactions consists of mark-ups and mark-downs that result from the Company's purchase and sale of over-the-counter corporate obligations, certificates of deposit including structured notes, and municipal obligations. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Commissions – consist of charges to clients for the purchase or sale of equities, options, and some fixed income products. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Account maintenance fees – consist of fees charged to clients for various services performed by the Company including the supervision of account activity, ensuring compliance with industry rules and regulations, distributing client funds as requested, and other administrative and operational activities. This fee is charged semi-annually in advance. There is no contract or specific performance obligation associated with the fee however the fee is deferred and recognized over the six month period.

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 606 Revenue Recognition (Continued)

Transaction processing and other account related fees – consist of ticket charges, service fees, wire transfer fees, and other fees associated with processing transactions and client requests. These fees are charged as the specific performance obligation is performed and recognized as received.

Accounting Pronouncements - ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC842"). which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. Under the new standard, the initial measurement will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of the lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis.

Subsequent to commencement, we have measured the lease liabilities at the present value of the unpaid lease payments, discounted using the rate established at commencement. The lease liabilities are included in Lease Liabilities in the accompanying Statement of Financial Condition.

We will recognize the following amounts in earnings each period of the lease term:

A single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. The remaining lease cost equals the total lease payments for the lease term, plus total initial direct costs incurred, less the periodic lease cost previously recognized. If an operating lease ROU asset has been impaired, for each period from the date of impairment through the end of the lease term, the single lease cost is calculated as the sum of the accretion of the lease liability and the amortization of the ROU asset.

Any variable lease payments, in the period in which the obligation is incurred, or achievement of the target that triggers the variable payments becomes probable.

Any impairment of the ROU asset.

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Pronouncements - ASC 842 Leases (Continued)

We have included the costs of the operating leases in Other Expenses in the accompanying Statement of Income.

Impairment Testing

We subject ROU assets to impairment testing in a manner consistent with other long-lived assets. If the ROU asset is impaired, we amortize the remaining ROU asset evenly over the remaining lease term, except that in periods after the impairment, we continue to present a single lease cost in earnings.

In May 2018, the Company constructively assumed responsibility for the 8th amendment to a lease for office space in Radnor, Pennsylvania held by a company under common control. The amended agreement requires certain payments described in footnote 4, Lease Commitments. At January 1, 2019, the effective date of ASC 842, the Company recorded a ROU asset of $335,740 and an operating lease liability of $355,280. Our calculations were based on a term ending June 30, 2022 assuming a discount rate of 5.5%, our estimated incremental borrowing rate.

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Paycheck Protection Program Funding
On May 3, 2020, the Company received the funding of a loan from a lending institution in the aggregate amount of $103,400 pursuant to the Paycheck Protection Program (the "PPP") under the Federal Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which was enacted March 27, 2020. The PPP is administered by the U.S. Small Business Administration ("SBA"). The PPP loan matures May 3, 2022, and bears interest at a rate of 1.0% per year, payable monthly commencing during December 3, 2020. The loan may be prepaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company intends to use the entire PPP loan amount for qualifying expenses and to apply for forgiveness of the PPP loan in accordance with the terms of the CARES Act. However, no assurance is provided that the Company will obtain forgiveness of the PPP loan in whole or in part. Under US GAAP, loan forgiveness income is recognized when the company is legally expected to be released from the obligation. During the year ended December 31, 2020, the Company was legally expected to be released from the PPP loan obligation, and accordingly, recognized forgiveness income of $103,400 as a component of other income in the statement of operations.

(2) NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c 3-1), the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital," as defined, and that minimum "net capital" must be the greater of $50,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2020 the Company had net capital of $481,930 which was $431,930 in excess of the minimum net capital requirement. The Company's net capital ratio was 1.77 to 1.

(3) INCOME TAXES

The Company has elected to be treated under the provisions of Subchapter S of the Internal Revenue Code and comparable provisions of the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or Pennsylvania corporate taxes on its taxable income. Instead, the stockholder is liable for federal and Pennsylvania income taxes on the Company's taxable income.

(3) INCOME TAXES Continued)

Accounting standards require the tax effects of uncertain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merit have more than 50% likelihood of being sustained upon IRS examination. Management estimates that there are no uncertain tax positions as of December 31, 2020.

The Company's corporation income tax returns for the years ending December 31, 2017, 2018, 2019 and 2020 are subject to examination by the Internal Revenue Service.

(4) LEASE COMMITMENTS

The Company has a lease agreement for office space at 259 Radnor Chester Road, Suite 140, Radnor, PA. The term of the lease is from July 1, 2019 through June 30, 2022. In addition, the Company is obligated to pay for a proportional amount of the building's costs. Future minimum lease payments at December 31, 2020 are as follows:

2021	103,596
2022	52,435
Total payments due under finance lease liability	156,031
Less discount to present value	(5,071)
Total finance lease liability	$150,960

Rent expense for 2020 was $99,214.

(5) EMPLOYEE BENEFIT PLANS

The Company has adopted a qualified profit sharing plan with a 401(k) deferred compensation provision. All employees are eligible to participate in the Company's profit sharing plan and 401(k) plan as long as they are at least 21 years of age and have completed one year of employment. The profit sharing plan provides for contributions by the Company in such amounts as management may determine. The company incurred no profit sharing plan expense for the year ended December 31, 2020. The salary deferral 401(k) plan allows eligible employees to defer up to twelve percent of their salary and requires no matching Company contribution.

The Company has adopted a Section 125 plan that offers all employees pre-tax health insurance benefits.

(6) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(7) CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times during operations has cash deposits which exceed $250,000. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds on deposit. In addition, the Company's bank often places funds in temporary investments which are not insured by the FDIC. The Company had no funds in temporary investment accounts at December 31, 2020. Funds held in the Company's bank account of $847,226 were in excess of FDIC coverage at December 31, 2020.

(8) SUBSEQUENT EVENTS

Events subsequent to December 31, 2020 of the Company have been evaluated through February 24, 2021, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2020.

(9) COMMITMENTS AND CONTINGENCIES

The Company can be subject to regulatory inquires that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement, no assessment of fines or other sanctions are imposed.

In March 2020, the World Health Organization recognized the novel strand of coronavirus, COVID-19, as a pandemic. This coronavirus outbreak has severely restricted the level of economic activity around the world. In response to this coronavirus outbreak, the government of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. Temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily. Some of these actions have continued and may continue. Given the uncertainty regarding the spread of the coronavirus, the unrelated financial impact to the Company cannot be reasonably estimated at this time.

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

NET CAPITAL

Total stockholder's equity qualified for net capital		$ 577,676
Deductions and/or charges:		
Non-allowable assets:		
Receivables of 12b1 commissions	17,888	
Receivables from affiliated registered representatives	2,458	
Prepaid expenses	38,905	
Furniture and equipment less accumulated depreciation	26,241	
Postage reimbursement	10,254	
Total nonallowable assets		95,746
Net capital before haircuts		481,930
Haircut on securities		-
Net Capital		$ 481,930

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 145,467
Accrued commissions	191,657
Payroll taxes payable	10,278
Retention award liability	500,000
Excess lease liability	5,071
Total aggregate indebtedness	$ 852,473

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,000
Excess net capital at 1500%	$ 431,930
Excess net capital at 1000%	$ 396,683
Ratio: aggregate indebtedness to net capital	1.77 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of December 31, 2020)

Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 481,930
Adjustments - Net	-
Net capital reported herein	$ 481,930

CRESAP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2020

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is First Clearing LLC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2020

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
Cresap Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which Cresap Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Cresap Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Cresap Inc. stated that Cresap Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cresap Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cresap Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 24, 2021

CRESAP
INCORPORATED

Exemption Report

We confirm, to be best of our knowledge and belief, that:

1. Cresap Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2020 to December 31, 2020.

2. Cresap Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the calendar year January 1, 2020 to December 31, 2020.

Signed: Marissa Welch

Title: VP

Date: 2/24/20

259 North Radnor Chester Road
Suite 140, Radnor Court
Radnor, Pennsylvania 19087
610-341-1320
800-760-3126
Fax 610-341-1339
mcresap@cresap.com
website: www.cresap.com

MEMBER
FINRA
SIPC
SECURITIES INVESTOR PROTECTION CORPORATION

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
Cresap, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Cresap, Inc. and the SIPC, solely to assist you and SIPC in evaluating Cresap, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Cresap, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2020, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2020, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Cresap, Inc.'s compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Cresap, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 24, 2021

CRESAP, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2020

Total Revenue	$ 5,008,238
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(712,095)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(138,032)
SIPC Net Operating Revenues	4,158,111
General Assessment @ .0015	6,237
Payments made with 2020 Form SIPC-6 (Paid August 7, 2020)	(2,858)
Balance paid with SIPC-7 (Paid January 21, 2021)	$ 3,379

See accompanying independent accountant's report.